CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Unaudited)

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	As at
($ in thousands)	September 30 2007	December 31 2006
ASSETS	(See note 6)
CURRENT
CASH AND CASH EQUIVALENTS	$22,724	$57,688
SHORT-TERM INVESTMENT	1,993	5,784
EXPLORATION ADVANCES AND OTHER RECEIVABLES	592	452
	25,309	63,924

OTHER ASSETS	-	75
PROPERTY, PLANT AND EQUIPMENT (NOTE 4)	947	968
MINERAL PROPERTIES (NOTE 5)	54,402	50,555
INVESTMENTS (NOTE 6)	13,187	4,404
	$93,845	$119,926
LIABILITIES
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$1,364	$2,173

NON-CONTROLLING INTEREST (NOTE 11)	-	10,627

SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 7B)	175,769	179,239
ACCUMULATED OTHER COMPREHENSIVE LOSS (NOTE 7F)	(414)	-
CONTRIBUTED SURPLUS (NOTE 7E)	27,140	23,590

DEFICIT	(110,014)	(95,703)
	92,481	107,126
	$93,845	$119,926
NATURE AND CONTINUANCE OF OPERATIONS (NOTE 1)

See accompanying notes to consolidated financial statements

2       Southwestern Resources Corp.

CONSOLIDATED STATEMENTS
of Loss and Deficit
(Unaudited)

	Three months ended		Nine months ended
($ in thousands)	September 30 2007	September 30 2006	September 30 2007	September 30 2006
EXPENSES
GENERAL AND ADMINISTRATIVE (NOTE 10, 7D)	$2,451	$1,844	$7,550	$7,272
AMORTIZATION	13	12	36	39
FOREIGN EXCHANGE LOSS (GAIN)	602	(19)	1,794	945
GENERAL EXPLORATION (NOTE 7D)	1,058	895	4,853	2,616
MINERAL PROPERTY COSTS WRITTEN OFF (NOTE 5B)	1,423	29	1,576	523

LOSS BEFORE UNDERNOTED ITEMS	(5,547)	(2,761)	(15,809)	(11,395)

INTEREST AND OTHER INCOME	368	537	1,433	1,656
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (NOTE 6B)	13	-	650	409
GAIN ON SALE OF INVESTMENTS (NOTE 6A)	-	867	3,558	1,302
GAIN ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT	9	-	9	-
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (NOTE 6B)	(357)	(12)	(842)	154
NET LOSS BEFORE NON-CONTROLLING INTEREST	(5,514)	(1,369)	(11,001)	(7,874)
NON-CONTROLLING INTEREST (NOTE 11)	-	-	434	-
NET LOSS FOR THE PERIOD	(5,514)	(1,369)	(10,567)	(7,874)
DEFICIT AT BEGINNING OF PERIOD	(103,829)	(99,845)	(95,703)	(93,340)
LOSS ON REPURCHASE AND CANCELLATION OF OWN SHARES (NOTE 7B)	(671)	-	(3,744)	-
DEFICIT AT END OF PERIOD	$(110,014)	$(101,214)	$(110,014)	$(101,214)
LOSS PER SHARE	$(0.12)	$(0.03)	$(0.23)	$(0.17)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	44,922,936	46,170,464	45,218,014	46,133,438

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended		Nine months ended
	September 30 2007	September 30 2006	September 30 2007	September 30 2006

NET LOSS FOR THE PERIOD	$(5,514)	$(1,369)	$(10,567)	$(7,874)

OTHER COMPREHENSIVE LOSS:
UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENTS (NOTE 7F)	(1,913)	-	(2,237)	-

COMPREHENSIVE LOSS FOR THE PERIOD	$(7,427)	$(1,369)	$(12,804)	$(7,874)

See accompanying notes to consolidated financial statements

Southwestern Resources Corp.       3

CONSOLIDATED STATEMENTS
of Cash Flows
(Unaudited)

($ in thousands)	Three months ended		Nine months ended
	September 30 2007	September 30 2006	September 30 2007	September 30 2006
OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(5,514)	$(1,369)	$(10,567)	$(7,874)
ITEMS NOT INVOLVING CASH
AMORTIZATION	13	12	36	39
STOCK-BASED COMPENSATION	(161)	931	3,717	4,668
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	(13)	-	(650)	(409)
NON-CONTROLLING INTEREST	-	-	(434)	-
GAIN ON SALE OF INVESTMENTS	-	(867)	(3,558)	(1,302)
GAIN ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT	(9)	-	(9)	-
MINERAL PROPERTY COSTS WRITTEN OFF	1,423	29	1,576	523
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	357	12	842	(154)
	(3,904)	(1,252)	(9,047)	(4,509)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:
INCREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(44)	(179)	(72)	(376)
(DECREASE) INCREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	(126)	(48)	193	53
CASH USED IN OPERATING ACTIVITIES	(4,074)	(1,479)	(8.926)	(4,832)
INVESTING ACTIVITIES
CASH REDUCTION ON COMMENCEMENT OF EQUITY ACCOUNTING	-	-	(15,378)	-
MINERAL PROPERTY EXPENDITURES	(2,887)	(4,088)	(11,626)	(12,680)
NET ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(119)	(66)	(303)	(436)
DECREASE (INCREASE) IN SHORT-TERM INVESTMENTS	1,198	(101)	3,791	(5,452)
INCREASE IN INVESTMENTS	-	-	(517)	-
SALE OF INVESTMENTS	-	138	5,209	679
CASH USED IN INVESTING ACTIVITIES	(1,808)	(4,117)	(18,824)	(17,889)
FINANCING ACTIVITY
SHARES (PURCHASED) ISSUED	-	-	(7,214)	1,146
CASH (USED IN) PROVIDED BY FINANCING ACTIVITY	-	-	(7,214)	1,146
DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(5,882)	(5,596)	(34,964)	(21,575)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	28,606	47,830	57,688	63,809
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22,724	$42,234	$22,724	$42,234
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$21,554	$41,041	$21,554	$41,041
SHORT – TERM INVESTMENTS	1,170	1,193	1,170	1,193
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22,724	$42,234	$22,724	$42,234
SUPPLEMENTAL CASH FLOW INFORMATION (NOTE 12)

See accompanying notes to consolidated financial statements

4       Southwestern Resources Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2007 and 2006 All tabular amounts are in thousands of dollars Unaudited

1.    NATURE AND CONTINUANCE OF OPERATIONS

The Company is a exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially those with the potential to host gold, silver and base metals, and is currently active in China and Peru.  The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations.  The Company finances its activities by raising capital through the equity markets.

On July 19, 2007, the Company disclosed that its special committee of independent directors (the "Committee") had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results.  Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised.  As a consequence, the Company withdrew all of its previously announced results for the Boka Project and has initiated a detailed review.  A new Technical Report for the Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drillhole assay data from the reconstructed and validated assay database for the Project. The Technical Report indicated that there is upside potential to the Boka Project.  As well, the exploration concessions and mining licenses that make up the Boka Project are currently in good standing.

The Boka Project is recorded at a carrying value of $42.8 million as at September 30, 2007.  The Company considered the carrying value of the Boka Project as at September 30, 2007 in accordance with Canadian generally accepted accounting principles and determined that the carrying value was appropriate and that no impairment charge should be recorded.  The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in an impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain. The Company is reviewing all of its options to maximize and enhance shareholder value in respect of the Boka Project. These options include further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in its drill samples taken from the Boka Project.  The Company intends to vigorously defend itself against such claims.  The consolidated financial statements as at September 30, 2007 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

The Company’s continuing operations are dependent upon its ability to either secure additional equity capital or generate cash flow from operations in the future, which is not assured.  These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary, should the Company be unable to secure additional equity capital or generate cash from operations in the future.

2.    BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2006, except for the items discussed in note 3 and note 6 below.  These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.  In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2007 and 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Southwestern Resources Corp.       5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2007 and 2006 All tabular amounts are in thousands of dollars Unaudited

3.    CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007 the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT (SECTION 3855)
In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost.  Investments in significantly influenced affiliates are classified as held-to-maturity, which are measured at amortized cost.  The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time (see Note 7(f)).

COMPREHENSIVE INCOME (SECTION 1530)
Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive loss for the nine month period ended September 30, 2007 are disclosed in Note 7(f).

4.    PROPERTY, PLANT AND EQUIPMENT

As at September 30, 2007
	Cost	Accumulated Amortization	Net Book Value
OFFICE AND OTHER EQUIPMENT	$1,008	$657	$351
COMPUTER EQUIPMENT	1,072	771	$301
VEHICLES	870	575	$295
	$2,950	$2,003	$947

As at December 31, 2006
	Cost	Accumulated Amortization	Net Book Value
OFFICE AND OTHER EQUIPMENT	$931	$616	$315
COMPUTER EQUIPMENT	945	714	231
VEHICLES	962	540	422
	$2,838	$1,870	$968

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $151,916 (September 30, 2006 - $148,845) during the period.

6       Southwestern Resources Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2007 and 2006 All tabular amounts are in thousands of dollars Unaudited

5.    MINERAL PROPERTIES

A)

	September 30, 2007	December 31, 2006
CHINA
BOKA	$42,793	$35,967
YUNNAN GOLD	--	857
OTHER	38	586
TOTAL CHINA	42,831	37,410

PERU
LIAM	6,539	5,138
ACCHA-YANQUE	--	3,108
BAMBAS WEST	--	738
BAMBAS COPPER	1,215	974
ANTAY	682	960
PACAPAUSA	265	262
OTHER	2,870	1,965
TOTAL PERU	11,571	13,145
TOTAL	$54,402	$50,555

B)    For the period ended September 30, 2007 the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF PERIOD	$35,967	$5,138	$3,108	$6,342	$50,555
PROPERTY ACQUISITION, AND MAINTENANCE	6	205	1	180	392
ANALYTICAL	296	37	55	45	433
GEOLOGY	3,226	1,033	666	441	5,366
DRILLING	2,960	76	981	307	4,324
RESEARCH	37	31	15	13	96
PROJECT ADMINISTRATION	301	19	132	134	586
PROPERTY COSTS WRITTEN OFF	--	--	--	(1,576)	(1,576)
DECONSOLIDATION OF ZINCORE METALS INC.	--	--	(4,958)	(816)	(5,774)
BALANCE, END OF PERIOD	$42,793	$6,539	$--	$5,070	$54,402

For the year ended December 31, 2006, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$25,596	$3,194	$1,256	$4,833	$34,879
PROPERTY ACQUISITION AND MAINTENANCE	17	361	200	534	1,112
ANALYTICAL	346	56	94	135	631
GEOPHYSICS	21	33	--	46	100
GEOLOGY	3,718	1,341	1,152	1,524	7,735
DRILLING	5,820	111	279	28	6,238
RESEARCH	26	15	46	22	109
PROJECT ADMINISTRATION	423	27	81	4	535
PROPERTY COSTS WRITTEN OFF	--	--	--	(593)	(593)
COST RECOVERY	--	--	--	(191)	(191)
BALANCE, END OF YEAR	$35,967	$5,138	$3,108	$6,342	$50,555

See note 1 for description of Boka Project.

During the nine month period ended September 30, 2007, expenditures totaling $1,576,000 were written off relating to the Yunnan Gold Project in China ($860,000) and various non-core projects in Peru and China ($716,000).  The costs relating to the Yunnan Gold Project were written off as a result of the joint venture partner on the project (Newmont Overseas Exploration Limited) terminating the joint venture based on the evaluation of the project area to date. During the same period in 2006, expenditures totaling $523,000 relating to the Minispata Property in Peru were written off.

Southwestern Resources Corp.       7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2007 and 2006 All tabular amounts are in thousands of dollars Unaudited

6.    INVESTMENTS

A)

			September 30, 2007
	Ownership %	Carrying Value	Quoted Market Value
ZINCORE METALS INC. – SIGNIFICANTLY INFLUENCED AFFILIATE	49.3	$9,705	$22,860
OTHER INVESTMENTS	--	3,482	3,482
		$13,187	$26,342

			December 31, 2006
	Ownership %	Carrying Value	Quoted Market Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY INFLUENCED AFFILIATE	14.8	$1,919	$3,082
OTHER INVESTMENTS	--	2,485	5,913
		$4,404	$8,995

In April 2007 the Company sold 500,000 common shares of Zincore Metals Inc. (“Zincore”) for gross proceeds of $350,000 and recorded a gain of $212,000. This sale caused the Company’s interest in Zincore to be reduced from 50.4% to 49.7%.   As a result of the reduction of the Company’s interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company’s balance sheet effective April 1, 2007.  The assets and liabilities of Zincore excluded from consolidation and the investment carrying value as at September 30, 2007 are detailed as follows:

CASH	$15,378
EXPLORATION ADVANCES AND OTHER RECEIVABLES	171
OTHER ASSETS	75
PROPERTY, PLANT AND EQUIPMENT	146
RESOURCE PROPERTIES	5,774
21,544
ACCOUNTS PAYABLE AND ACCRUED CHARGES	(662)
NON-CONTROLLING INTEREST	(10,360)
INVESTMENT AS AT APRIL 1, 2007	$10,522
SALE OF SHARES	(136)
EQUITY IN LOSS (APRIL 1, 2007 TO SEPTEMBER 30, 2007)	(755)
GAIN ON DILUTION	74
INVESTMENT AS AT SEPTEMBER 30, 2007	$9,705

During the nine month period ended September 30, 2007, the Company sold all of its common shares of Lake Shore Gold Corp. (“Lake Shore”) and recorded a gain of $3,346,000. As well, during the same period the Company purchased 1,361,000 common shares of Superior Diamonds Inc. (“Superior”) at a cost of $517,000.  Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Superior using the equity method as it has determined that it no longer has significant influence. The Company now classifies its investment in Superior as available-for-sale and records the changes in market price in comprehensive loss.

B)

	For the three months ended September 30, 2007		For the three months ended September 30, 2006
	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)
SUPERIOR DIAMONDS INC.	$--	$--	$--	$(12)
ZINCORE METALS INC.	13	(357)	--	--
	$13	$(357)	$--	$(12)

	For the nine months ended September 30, 2007		For the nine months ended September 30, 2006
	Gain on shares issued by affiliated companies(i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)
SUPERIOR DIAMONDS INC.	$576	$(87)	$409	$154
ZINCORE METALS INC.	74	(755)	--	--
	$650	$(842)	$409	$154

I.          Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.
  II.          Equity in operations of affiliated companies represents the Company’s share of the net gains or losses for the reporting period in a significantly influenced company.

8        Southwestern Resources Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2007 and 2006 All tabular amounts are in thousands of dollars Unaudited

7.    SHARE CAPITAL

A)   Authorized unlimited common shares without par value.
B)    Issued and outstanding during the period:

	For the nine months ended September 30, 2007
	Number of			Treasury			Number of Shares
	Shares Issued		Amount	Shares		Amount	Outstanding		Amount
	(000’s	)		(000’s	)		(000’s	)
BEGINNING OF PERIOD	45,895		$179,571	41		$332	45,854		$179,239
SHARES PURCHASED	--		--	931		7,214	(931)		(7,214)
CANCELLED SHARES	(972)		(3,802)	(972)		(7,546)	--		3,744
END OF PERIOD	44,923		$175,769	--		$--	44,923		$175,769

	For the year ended December 31, 2006
	Number of			Treasury			Number of Shares
	Shares Issued		Amount	Shares		Amount	Outstanding		Amount
	(000’s	)		(000’s	)		(000’s	)
BEGINNING OF YEAR	46,014		$179,701	80		$778	45,934		$178,923
OPTIONS EXERCISED	228		899	--		--	228		899
PRIVATE PLACEMENT	58		556	--		--	58		556
SHARES PURCHASED	--		--	366		3,342	(366)		(3,342)
CANCELLED SHARES	(405)		(1,585)	(405)		(3,788)	-		2,203
END OF YEAR	45,895		$179,571	41		$332	45,854		$179,239

During the nine month period ended September 30, 2007, the Company purchased 930,600 of its own common shares for costs totalling $7,213,705 pursuant to its normal course issuer bid. During the same period, 930,600 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3,744,000 being recorded as a charge to deficit.

C)    Stock Options

Under the Company’s stock option plan there were 1,341,000 options outstanding at September 30, 2007 with a weighted average price of $9.70.  Of the options outstanding, 1,066,000 options were exercisable with a weighted average price of $10.20.

Southwestern Resources Corp.       9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2007 and 2006 All tabular amounts are in thousands of dollars Unaudited

	For the nine months ended September 30, 2007		For the year ended December 31, 2006
	Number of shares (in thousands)	Weighted Average Exercise Price	Number of shares (in thousands)	Weighted Average Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	4,088	$13.19	3,659	$12.46
GRANTED	1,246	$7.93	755	$13.54
EXERCISED	--	--	(228)	$2.59
CANCELLED/EXPIRED	(3,993)	$12.71	(98)	$13.49
OUTSTANDING AT END OF PERIOD	1,341	$9.70	4,088	$13.19
EXERCISABLE AT END OF PERIOD	1,066	$10.20	3,893	$13.11

D)    Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the nine month period ended September 30, 2007, the Company recognized stock-based compensation expense and included this amount in contributed surplus as follows:

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
OFFICE SALARIES	$(187)	$342	$580	$1,651
CONSULTING FEES	(49)	462	1,134	2,265
GENERAL EXPLORATION	75	127	1,667	752
ZINCORE	--	--	336	--
TOTAL	$(161)	$931	$3,717	$4,668

As a result of stock option cancellations during the three month period ended September 30, 2007, stock-based compensation expense recorded for unvested options was reversed.

For the nine months ended September 30, 2007, the stock-based compensation value was determined using the Black-Scholes option pricing model.  A weighted-average grant-date fair value of $3.37 (September 30, 2006 - $5.97) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 53% (September 30, 2006 - 54%); risk free interest rate of 4.0% (September 30, 2006 – 4.0%); and expected life of 3.4 years (September 30, 2006 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

E)    Contributed Surplus

	Nine months ended September 30, 2007	Year Ended December 31, 2006
BALANCE, BEGINNING OF PERIOD	$23,590	$20,115
STOCK-BASED COMPENSATION	3,717	4,855
CANCELLED SHARES	--	(1,290)
STOCK OPTIONS EXERCISED	--	(309)
STOCK OPTIONS GRANTED BY SUBSIDIARY	169	219
STOCK-BASED COMPENSATION REMOVED ON COMMENCEMENT OF EQUITY ACCOUNTING	(336)	--
BALANCE, END OF PERIOD	$27,140	$23,590

10       Southwestern Resources Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2007 and 2006 All tabular amounts are in thousands of dollars Unaudited

F)    Accumulated other comprehensive loss

Nine Months Ended September 30, 2007
BALANCE AT DECEMBER 31, 2006	$--
ADJUSTMENT FOR CUMULATIVE UNREALIZED GAINS ON AVAILABLE-FOR-SALE INVESTMENTS AT TRANSITION DATE ON JANUARY 1, 2007	3,428
REALIZED GAIN ON SALE OF AVAILABLE-FOR-SALE INVESTMENT	(1,605)
UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENTS	(2,237)
BALANCE AT SEPTEMBER 30, 2007	$(414)

8.    RELATED PARTY TRANSACTIONS

During the three and nine month periods ended September 30, 2007 and 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors.  The Company received management fees, which are recorded as other income from Superior, Lake Shore and Zincore.  These are companies which are related by way of directors in common and/or by way of a management services agreement as follows:

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
REMUNERATION PAID TO OFFICERS / DIRECTORS	$191	$159	$721	$452
MANAGEMENT FEES RECEIVED	$74	$18	$184	$54

There was also an amount of $82,826 (December 31, 2006 - $5,669) due to Southwestern from the above mentioned companies at September 30, 2007.

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

9.    SEGMENTED INFORMATION

INDUSTRY INFORMATION
The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION
The Company’s only sources of revenue for the nine month period ended September 30, 2007 arose from interest earned on corporate cash reserves and management fees.  The Company has non-current assets in the following geographic locations:

	September 30, 2007	December 31, 2006
CHINA	$43,165	$37,652
PERU	11,976	13,694
CANADA	13,395	4,656
	$68,536	$56,002

10.    GENERAL AND ADMINISTRATIVE

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
CONSULTING	$296	$785	$2,552	$3,227
SHAREHOLDER INFORMATION	114	86	536	392
OFFICE	263	189	888	630
LEGAL AND ACCOUNTING	1,388	121	1,653	440
TRAVEL	118	47	280	167
SALARIES AND BENEFITS	272	616	1,641	2,416
TOTAL	$2,451	$1,844	$7,550	$7,272

Southwestern Resources Corp.       11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30, 2007 and 2006 All tabular amounts are in thousands of dollars Unaudited

11.    NON-CONTROLLING INTEREST

At September 30, 2007, the Company’s non-controlling interest in Zincore was comprised of the following:

	September 30, 2007	December 31, 2006
BALANCE, BEGINNING OF PERIOD	$10,627	$--
CREATION OF NON-CONTROLLING INTEREST DUE TO SALE OF SHARES BY SUBSIDIARY	--	10,844
SHARE OF STOCK OPTIONS GRANTED	167	215
SHARE OF NET LOSS OF SUBSIDIARY FOR PERIOD	(434)	(432)
LOSS OF CONTROLLING INTEREST	(10,360)	--
BALANCE, END OF THE PERIOD	$--	$10,627

12.    SUPPLEMENTAL CASH FLOW INFORMATION

In March 2006, the Company received 444,444 common shares of Superior in settlement for a note receivable valued at $200,000.

13.    COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

 12       Southwestern Resources Corp.